                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                           DRAGON PHARMACEUTICAL, INC.
                                (Name of Issuer)

                             ----------------------

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    2614X 100
                                 (CUSIP Number)

                                ROBERT J. GRAMMIG
                              HOLLAND & KNIGHT LLP
                             100 NORTH TAMPA STREET
                                   SUITE 4100
                              TAMPA, FLORIDA 33602
                                 (813) 227-6515
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                             ----------------------

                                 WITH COPIES TO:

                                    JOYCE LEE
                              MCCARTHY TETRAULT LLP
                           1300 - 777 DUNSMUIR STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V7Y 1K2
                                 (604) 643-7128

                                OCTOBER 17, 2003
             (Date of Event Which Requires Filing of This Statement)

                             ----------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2614X 100
-------------- --------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                                  The DS Family Trust

               I.R.S. Identification No. of Above Persons (entities only)
-------------- --------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a) [X]
                                                                                                          (b) [ ]

-------------- --------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- --------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO
-------------- --------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                      [ ]

-------------- --------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Canada
-------------- --------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        400,000*
       owned by each
   Reporting person with     ------- ----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       400,000**

                             ------- ----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- --------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        400,000
-------------- --------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- --------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        2.0%***
-------------- --------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        OO

-------------- --------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- --------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                               Li & Fang Enterprises Ltd.

               I.R.S. Identification No. of Above Persons (entities only)
-------------- --------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                  (a)   [X]
                                                                                                         (b)   [ ]

-------------- --------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- --------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- --------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- --------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                            British Columbia, Canada
---------------------------- ------- ----------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        125,000*
       owned by each
   Reporting person with     ------- ----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       125,000**

                             ------- ----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- --------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        125,000
-------------- --------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- --------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        0.6%***
-------------- --------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        CO

-------------- --------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- --------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                                     Chang Kuo Lung

               I.R.S. Identification No. of Above Persons (entities only)
-------------- --------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                 (a)  [X]
                                                                                                        (b)  [ ]

-------------- --------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- --------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- --------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- --------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Taiwan, R.O.C.
-------------- --------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        497,500*
       owned by each
   Reporting person with     ------- ----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       497,500**

                             ------- ----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- --------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        497,500
-------------- --------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- --------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        2.4%***
-------------- --------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        IN

-------------- --------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- --------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                            Yukon Health Enterprises Limited

               I.R.S. Identification No. of Above Persons (entities only)
-------------- --------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                 (a)  [X]
                                                                                                        (b)  [ ]

-------------- ---------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- ---------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- ---------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- ---------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                             British Virgin Islands
-------------- ---------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- -----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        600,000*
       owned by each
   Reporting person with     ------- -----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       600,000**

                             ------- -----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- ---------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        600,000
-------------- ---------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [X]
     12        (see Instructions)

                        175,000****
-------------- ---------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        3.0%***
-------------- ---------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        CO
-------------- ---------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- ---------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                                    Kenny En Kai Ho

               I.R.S. Identification No. of Above Persons (entities only)
-------------- --------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a)  [X]
                                                                                                          (b)  [ ]

-------------- --------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- --------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- --------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- --------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6

-------------- --------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        560,000*
       owned by each
   Reporting person with     ------- ----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       560,000**

                             ------- ----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- --------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        560,000
-------------- --------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- --------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        2.8%***
-------------- --------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        IN

-------------- --------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- --------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                                   Yuang Chen Chu Kuo

               I.R.S. Identification No. of Above Persons (entities only)
-------------- --------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                  (a)  [X]
                                                                                                         (b)  [ ]

-------------- --------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- --------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- --------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- --------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6

-------------- --------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        160,000*
       owned by each
   Reporting person with     ------- ----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       160,000**

                             ------- ----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- ---------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        160,000
-------------- ---------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- ---------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        0.8%***
-------------- ---------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        IN

-------------- ---------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- ---------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                                  Faith Equity Limited

               I.R.S. Identification No. of Above Persons (entities only)
-------------- ---------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a)  [X]
                                                                                                          (b)  [ ]

-------------- ---------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- ---------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- ---------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- ---------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                             British Virgin Islands
---------------------------- ------- -----------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- -----------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        408,000*
       owned by each
   Reporting person with     ------- -----------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       408,000**

                             ------- -----------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

---------------------------- ------- -----------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        408,000
-------------- ---------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- ---------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                           [ ]
     13
                        2.0%***
-------------- ---------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        CO

-------------- ---------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- ---------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                            Global Equities Overseas Limited

               I.R.S. Identification No. of Above Persons (entities only)
-------------- ---------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a)  [X]
                                                                                                          (b)  [ ]

-------------- ----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- ----------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- ----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- ----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                             British Virgin Islands
---------------------------- ------- ------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                        600,000*
       owned by each
   Reporting person with     ------- ------------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                       600,000**

                             ------- ------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- ----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        600,000
-------------- ----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- ----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        3.0%***
-------------- ----------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        CO

-------------- ----------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- ----------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                            Goldpac Investment Partners Ltd.

               I.R.S. Identification No. of Above Persons (entities only)
-------------- ----------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a)  [X]
                                                                                                          (b)  [ ]

-------------- ----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- ----------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- ----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- ----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                             British Virgin Islands
---------------------------- ------- ------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                       1,543,000*
       owned by each
   Reporting person with     ------- ------------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                      1,543,000**

                             ------- ------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

-------------- ----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        1,543,000
-------------- ----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- ----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        7.6%***
-------------- ----------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        CO

-------------- ----------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- ----------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                             Chow Tai Fook Nominee Limited

               I.R.S. Identification No. of Above Persons (entities only)
-------------- ----------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a)  [X]
                                                                                                          (b)  [ ]

-------------- ----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- ----------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- ----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- ----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Hong Kong Special Administrative Region, China
-------------- ----------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                       2,000,000*
       owned by each
   Reporting person with     ------- ------------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                      2,000,000**

                             ------- ------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

---------------------------- ------- ------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        2,000,000
-------------- ----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- ----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        9.8%***
-------------- ----------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        CO

-------------- ----------------------------------------------------------------------------------------------------

CUSIP No. 2614X 100
-------------- ----------------------------------------------------------------------------------------------------
               Names of Reporting Persons:
      1                                                  Philip Pak Yiu Yuen

               I.R.S. Identification No. of Above Persons (entities only)
-------------- ----------------------------------------------------------------------------------------------------
               Check the Appropriate Box if a Member of a Group (see Instructions)
      2                                                                                                   (a)  [X]
                                                                                                          (b)  [ ]

-------------- ----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- ----------------------------------------------------------------------------------------------------
               Source of Funds (see Instructions)
      4
                        OO

-------------- ----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]
      5

-------------- ----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Hong Kong Special Administrative Region
-------------- ----------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                          -0-

                             ------- ------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                     156,500*+
       owned by each
   Reporting person with     ------- ------------------------------------------------------------------------------
                                     Sole dispositive power
                               9                                        156,500

                             ------- ------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                         -0-

---------------------------- ------- ------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                        156,500
-------------- ----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares                         [ ]
     12        (see Instructions)

-------------- ----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                            [ ]
     13
                        0.8%**
-------------- ----------------------------------------------------------------------------------------------------
               Type of Reporting Person (see Instructions)
     14
                        IN

-------------- ----------------------------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 2614X 100
--------------------------------------------------------------------------------
* Beneficial ownership of the common stock referred to herein is being reported hereunder as subject to shared voting power because all of the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting group (under Rule 13d-5) formed pursuant to the Shareholders Agreement described in Items #4 and 5 hereof.

**       Subject to restrictions set out in the Ownership Agreement disclosed in
         Item 6.

*** The calculation of the foregoing percentage is based on 20,334,000 shares of common stock of Dragon Pharmaceutical, Inc. outstanding as of June 30, 2003 as set forth in Dragon Pharmaceutical, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2003.

**** Consists of options to purchase 175,000 shares that are held by Dr. Yiu Kwong Sun, the sole director of Yukon Health Enterprises Limited, which disclaims beneficial ownership of such options pursuant to Rule 13d-4 under the Act. Such options are not subject to the Shareholders Agreement or the Ownership Agreement.

+ Includes options to purchase 100,000 shares that are held by Philip Pak Yiu Yuen.
--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Shares"), of Dragon Pharmaceutical, Inc., a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at 1055 West Hastings Street, Suite 1900, Vancouver, British Columbia, Canada, V6E 2E9.

         This Schedule 13D relates to a shareholders agreement entered into by the persons who are set out in item 1 of the various cover pages and listed in item 5 (the "Reporting Persons").


ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c) and (f)

Name of                       Principal Business /                                                   Citizenship / State
Reporting Person              Principal Occupation        Residential or Business Address            of Organization
----------------              --------------------        ---------------------------------------    ---------------
The DS Family Trust           Family Investing            4868 Belmont Avenue                               Canada
                                                          Vancouver, British Columbia
                                                          V6T 1A9
Li & Fang Enterprises Ltd.    Investment Company          4868 Belmont Avenue                         British Columbia,
(officers and directors are                               Vancouver, British Columbia                       Canada
listed on Schedule I,                                     V6T 1A9
attached hereto)

Chang Kuo Lung                Businessman                 1 Floor No. 70                                Taiwan, R.O.C.
                                                          Chen-Kung Road
                                                          San Chueng City, Taiwan, R.O.C.

Name of                       Principal Business /                                                   Citizenship / State
Reporting Person              Principal Occupation        Residential or Business Address            of Organization
----------------              --------------------        ---------------------------------------    ---------------
Yukon Health Enterprises      Investment Company          Room 2901 - 2 Wing On House                   British Virgin
Limited                                                   71 Des Voeux Road                                Islands
(officers and directors are                               Central Hong Kong
listed on Schedule I,
attached hereto)

Kenny En Kai Ho                                           8850 Osler Street
                                                          Vancouver, British Columbia
                                                          V6P 4G2

Yuang Chen Chu Kuo                                        8850 Osler Street
                                                          Vancouver, British Columbia
                                                          V6P 4G2

Faith Equity Limited          Investment Company          Wing Lung                                     British Virgin
(officers and directors are                               Bank Building                                    Islands
listed on Schedule I,                                     11/F 45 Des Voeux Road
attached hereto)                                          Central Hong Kong

Global Equities Overseas      Investment Company          Wing Lung                                     British Virgin
Limited                                                   Bank Building                                    Islands
(officers and directors are                               11/F 45 Des Voeux Road
listed on Schedule I,                                     Central Hong Kong
attached hereto)

Goldpac Investment Partners   Investment Company          Suite 620 - 1090                              British Virgin
Ltd.                                                      West Pender Street                               Islands
(officers and directors are                               Vancouver, British Columbia
listed on Schedule I,                                     V6E 2N7
attached hereto)

Chow Tai Fook Nominee         Investment Company          Room 2901 - 2 Wing On House                 Hong Kong Special
Limited                                                   71 Des Voeux Road                             Administrative
(officers and directors are                               Central Hong Kong                             Region, China
listed on Schedule I,
attached hereto)

Philip Pak Yiu Yuen           Solicitor                   Wing Lung Bank Building                     Hong Kong Special
                                                          11/F 45 Des Voeux Road                        Administrative
                                                          Central Hong Kong                             Region, China


         (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This report is filed solely because the Reporting Persons may be deemed to have beneficial ownership of all shares referred to in item 5 below as a result of the voting group (under Rule 13d-5) formed pursuant to the shareholder agreement described in Items #4 and #5 hereof. There is no new purchase of shares of common stock of Dragon Pharmaceutical, Inc., and so no funds will be required for any purchase.


ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the shareholders agreement made among the Reporting Persons dated October 17, 2003 (the "Shareholders Agreement") is to provide for voting cooperation with each other in respect of their respective shareholdings in the Issuer in order to facilitate the growth and development and better management of the Issuer and its business and enhance shareholders' value. The Shareholders Agreement is attached hereto as an exhibit and is incorporated by reference.

         As part of the Reporting Persons' ongoing review of their interest in the Shares and endeavour to enhance shareholders' value, the Reporting Persons are currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization of the Issuer; (f) any other material change in the Issuer's business or corporate structure; or (g) any action similar to any of these enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend on a variety of factors including, without limitation, current and anticipated future trading prices for the securities of the Issuer, the financial condition, results of operations and prospect of the Issuer, the performance of the management and general economic, financial market and industry conditions. The Reporting Persons may also consider engaging in discussion with management which may result in their making suggestions or taking positions that may relate to one or more of the transactions set forth in clauses (a) to (j) of Item 4 of Schedule 13D. The Reporting Persons may seek further representation on the Board of Directors of the Issuer, which may result in a change in the management of the Issuer. The Reporting Persons are currently seeking the resignation of Dr. Longbin Liu as a director of the Issuer. Except as otherwise disclosed, the Reporting Persons do not currently have any plans or proposals to effect any of the transactions listed in Item 4(a) - (j) of
Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons together have the shared power to vote or direct the vote of an aggregate of 7,050,000 shares of common stock (34.7%) pursuant to the Shareholders' Agreement. Each Reporting Person interest is set forth below.


                                          Number of Common Shares of Dragon
Name of                                         Pharmaceutical, Inc.
Reporting Person                                 beneficially owned                         Percentage
----------------                         -----------------------------------                ----------
The DS Family Trust                                    400,000                                    2.0%
Li & Fang Enterprises Ltd.                             125,000                                    0.6%
Chang Kuo Lung                                         497,500                                    2.4%
Yukon Health Enterprises Limited                       600,000                                    3.0%
Kenny En Kai Ho                                        560,000                                    2.8%
Yuang Chen Chu Kuo                                     160,000                                    0.8%
Faith Equity Limited                                   408,000                                    2.0%
Global Equities Overseas Limited                       600,000                                    3.0%
Goldpac Investment Partners Ltd.                     1,543,000                                    7.6%

                                          Number of Common Shares of Dragon
Name of                                         Pharmaceutical, Inc.
Reporting Person                                 beneficially owned                         Percentage
----------------                         -----------------------------------                ----------
Chow Tai Fook Nominee Limited                        2,000,000                                    9.8%
Philip Pak Yiu Yuen                                    156,500                                    0.8%

         (b) See Sections 7 through 10 of each corresponding cover page relating to each Reporting Person's voting and dispositive powers over the Shares.

         (c) As described in Item 4 of this Schedule 13D, the Reporting Persons entered into the Shareholders Agreement on October 17, 2003. There have been no sale or purchases of the Shares by the Reporting Persons during the past sixty days.

         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have also entered into an Ownership Agreement dated as of October 17, 2003 (the "Ownership Agreement") whereby the acquisition and disposition of the Shares by the Reporting Persons are restricted.

         Except as set forth under this Item 6 and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer.



ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

         99.1 Form of Shareholders Agreement, dated October 17, 2003, by and among the Reporting Persons.

         99.2     Joint Filing Agreement.

         99.3     Ownership Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSONS:

Date:  October 27, 2003

THE DS FAMILY TRUST                            LI & FANG ENTERPRISES LTD.


By:  /s/ David Chang                           By:  /s/ David Chang
     ----------------------------------             ---------------
     Name: David Chang                              Name: David Chang
     Trustee                                        Title Director

                                               YUKON HEALTH ENTERPRISES LIMITED


                                               By:  /s/ Sun Yiu Kwong
---------------------------------------             -----------------
CHANG KUO LUNG                                      Name: Sun Yiu Kwong
                                                    Title Director




---------------------------------------        ---------------------------------
KENNY EN KAI HO                                YUANG CHEN CHU KUO


FAITH EQUITY LIMITED                           GLOBAL EQUITIES OVERSEAS LIMITED


By:  /s/  Tseung Huei Zen                      By:   /s/ Yuen Pak Yiu Philip
     ----------------------------------              -----------------------
     Name: Tseung Huei Zen                           Name: Yuen Pak Yiu Philip
     Title Director                                  Title Director


GOLDPAC INVESTMENT PARTNERS LTD.               CHOW TAI FOOK NOMINEE LIMITED


By:  /s/ Joe Tai                               By:  /s/ Cheng Yue Pui
     ----------------------------------             -----------------
     Name: Joe Tai                                  Name: Cheng Yue Pui
     Title As Authorized Signatory                  Title Director




/s/ Philip Pak Yiu Yuen
--------------------------------------
PHILIP PAK YIU YUEN

                                   SCHEDULE I

As to Li & Fang Enterprises Ltd.:

Name of officers and
directors of
Reporting Person              Principal Occupation        Residential or Business Address            Citizenship
----------------              --------------------        ---------------------------------------    -----------
Chang Li Hui                  Businesswoman               4868 Belmont Avenue                               Canada
                                                          Vancouver, British Columbia
                                                          V6T 1A9

David Chang Chen Fang         Businessman                 4868 Belmont Avenue                               Canada
                                                          Vancouver, British Columbia
                                                          V6T 1A9

As to Yukon Health
 Enterprises Limited:

Name of officers and
directors of
Reporting Person              Principal Occupation        Residential or Business Address            Citizenship
----------------              --------------------        ---------------------------------------    -----------
Dr. Yiu Kwong Sun             Medical Practitioner        Room 2901 - 2 Wing on House                       Canada
                                                          71 Des Voeux Road
                                                          Central Hong Kong

As to Faith Equity Limited:

Name of officers and
directors of
Reporting Person              Principal Occupation        Residential or Business Address            Citizenship
----------------              --------------------        ---------------------------------------    -----------
Tseung Huei Zen               Company director            Wing Lung                                   Hong Kong Special
                                                          Bank Building                                 Administrative
                                                          11/F 45 Des Voeux Road                        Region, China
                                                          Central Hong Kong

As to Global Equities
 Overseas Limited:

Name of officers and
directors of
Reporting Person              Principal Occupation        Residential or Business Address            Citizenship
----------------              --------------------        ---------------------------------------    -----------
Philip Yuen Pak Yiu           Solicitor                   Wing Lung                                   Hong Kong Special
                                                          Bank Building                                 Administrative
                                                          11/F 45 Des Voeux Road                        Region, China
                                                          Central Hong Kong

As to Goldpac Investment
 Partners Ltd.:

Name of officers and
directors of
Reporting Person              Principal Occupation        Residential or Business Address            Citizenship
----------------              --------------------        ---------------------------------------    -----------
Liu Chi Cheong                Businessman                 Suite 620-1090                              Hong Kong Special
                                                          West Pender Street                            Administrative
                                                          Vancouver, British Columbia                   Region, China
                                                          V6E 2N7


As to Chow Tai Fook
 Nominee Limited:

Name of officers and
directors of
Reporting Person              Principal Occupation        Residential or Business Address            Citizenship
----------------              --------------------        ---------------------------------------    -----------
Yu Tung Cheng                 Businessman                 Room 2901 - 2 Wing on House                       China
                                                          71 Des Voeux Road
                                                          Central Hong Kong

Kar Shun Cheng                Businessman                 Room 2901 - 2 Wing on House                       China
                                                          71 Des Voeux Road
                                                          Central Hong Kong

Yue Pui Cheng                 Businessman                 Room 2901 - 2 Wing on House                       China
                                                          71 Des Voeux Road
                                                          Central Hong Kong

Yu Wai Cheng                  Businessman                 Room 2901 - 2 Wing on House                       China
                                                          71 Des Voeux Road
                                                          Central Hong Kong